Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 34
DATED OCTOBER 3, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 34 to you in order to supplement our prospectus. This Supplement updates information in the "Compensation Table", "Management", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 34 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 33 dated September 15, 2005 (Supplement No. 33 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and September 15, 2005), and must be read in conjunction with our prospectus.

Compensation Table

The discussion under this section "Compensation to officers and directors" on the Director fees, which starts on page 47 of our prospectus has been updated and should read as follows:

Type of compensation and recipient	Method of Compensation	Estimated maximum dollar amount
Director fees

Independent directors receive an annual fee of $10,000 (increased to $15,000 effective October 1, 2005) and a fee of $500 for attending each meeting of the board or one of its committees (excluding the audit committee) in person and $350 for attending a meeting via the telephone. We pay our audit committee members $750 for each in person audit committee meeting and $500 for each audit committee meeting attended by telephone. Our officers who are also our directors do not receive director fees.

We will pay the five independent directors $50,000 in the aggregate annually (increased to $75,000 effective October 1, 2005), plus fees for attending meetings.  The actual amounts to be received for future meetings depend upon the number of meetings and their attendance and, therefore, cannot be determined at the present time.

Management

Compensation of Directors and Officers

The discussion included in this subsection, which starts on page 76 of our prospectus, is superceded in the entirety and replaced by the following:

We pay our independent directors an annual fee of $10,000 (increased to $15,000 effective October 1, 2005) plus $500 for each in person meeting, and $350 for each meeting of the board or a committee (excluding the audit committee) of the board attended by telephone, and reimbursement of their out-of-pocket expenses incurred. We pay our audit committee members

$750 for each in personal audit committee meeting and $500 for each audit committee meeting attended by telephone. Our two other directors, Robert D. Parks and Brenda G. Gujral, do not receive any fees or other remuneration for serving as directors.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Mervyns Portfolio

On September 26, 2005, we purchased 25 single-user tenant buildings containing a total of approximately 1,896,968 gross leasable square feet for approximately $221.8 million.  All of the buildings are leased to Mervyns under 20 year leases.  The single-user buildings are located in the western region of the United States (23 in California and two in Texas).

We purchased these single-user buildings with our own funds and placed financing on these single-user buildings in the amount of $131,000,000. The loan cross-collateralizes each building and is under one agreement. The loan requires interest only payments at an annual fixed rate of 4.89% and matures in October 2012.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the property is comparable to market rates. We believe that each of these properties is well located, has acceptable roadway access and is well maintained. These properties will be subject to competition from similar properties within their market area, and economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We do not intend to make significant repairs and improvements to these single-user buildings in this portfolio over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

The properties in this portfolio were constructed during different years ranging between 1973 through 1994. As of October 1, 2005, all single-user buildings were 100% occupied.

In addition to the above, the following table provides information regarding properties we acquired since September 15, 2005, the date of our last supplement, Supplement No. 33.  We purchased the properties from an unaffiliated third parties. We purchased these properties with our own funds and we expect to place financing on these properties at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 10/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **
Bangor Broadway 653 Broadway Bangor, ME	1961 renovated 2000/ 2002	09/26/05	15,235,000	183,079	91	16	Shop & Save T.J. Maxx & More

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 10/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **
Village Shoppes of Gainsville 889 Dawsonville Hwy. Gainsville, GA	2004	09/28/05	43,959,000	218,971	95	36	Publix Ross Dress for Less Marshalls

Ridge Tool Company Distribution Facility 9877 Brick Church Road Cambridge, OH	2005	09/29/05	7,700,000	128,537	100	1	Ridge Tool Company

McDermott Town Crossing 1328 West McDermott Drive Allen, TX	1999	09/30/05	9,120,000	42,700	100	21	Unlimited Success Martial Arts

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of September 29, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	171,613,635	1,716,136,348	179,654,374	1,536,481,974

Shares sold pursuant to our distribution reinvestment program	11,097,679	105,427,947	-	105,427,947

Shares repurchased pursuant to our share repurchase program	(784,864)	(7,259,988)	-	(7,259,988)

	431,926,450	4,314,224,321	441,734,189	3,872,490,132

(1)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.